FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of June, 2005

INNEXUS BIOTECHNOLOGY, INC.

 (SEC File No. 0-50656)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

June 2, 2005

TSX.V: IXS

OTC BB: IXSBF

NEWS RELEASE

InNexus Announces a Significant Expansion to its Intellectual Property and Product Development Strategy

Vancouver, B.C.:  InNexus Biotechnology, Inc. is pleased to announce an expansion to its Intellectual Property portfolio.   InNexus has filed additional claims and support for its SuperAntibodiesTM, capable of creating high therapeutic potency through binding and cross-linking of target antigens.  InNexus has been issued patents and has other applications pending and in review for worldwide protection on its method for creating SuperAntibodiesTM.

The current filing is an expansion of claims for specific SuperAntibody products, primarily derived from existing FDA-approved monoclonal antibodies.  SuperAntibody Technology can be used to create second-generation, improved versions of marketed antibodies thereby expanding market indications, revenues and prolonging the patent life.

The patent filling allows InNexus to work with companies desiring to bring next generation products to market or companies wanting to develop competitive products to those already on the market.   To support this business strategy, InNexus has produced SuperAntibody versions of existing, FDA-approved monoclonal antibody products, demonstrated their therapeutic superiority to the marketed products and used the information to file specific product and indication claims.  With this information and specific patent claims, InNexus believes it can expand its financial support and develop further collaborations for product development.

Dr. Charles Morgan, President  & CEO of InNexus stated, “This is an important, value-adding component to SuperAntibody Technology because it allows faster entry into the marketplace with SuperAntibodies into proven  high value markets; for which revenues can be projected with reasonable confidence”.

About InNexus

InNexus is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which improve the potency of existing antibody products while opening new markets and disease applications. Both platforms utilize unique, novel and patented methods and technologies of InNexus.  InNexus is headquartered in British Columbia, Canada and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus please visit www.innexusbiotech.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

“ALTON C. MORGAN”

Dr. A. Charles Morgan

President & CEO

Investor Relations:

Toll-free: 1-866-990-8382 or 1-888-271-0788

investor@innexusbiotech.com

The TSX Venture Exchange does not accept responsibil i ty for the adequacy or accuracy of this release ..

June 30, 2005

TSX.V: IXS

OTC BB: IXSBF

NEWS RELEASE

InNexus Biotechnology, Inc. has agreed to grant incentive stock options pursuant to its stock option plan to directors and officers on a total of 1,125,000 common shares at an exercise price of $0.25 per share for a period of two years.  These incentive stock options replace 890,000 stock options that expired on June 27, 2005.

About InNexus

InNexus is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which improve the potency of existing antibody products while opening new markets and disease applications. Both platforms utilize unique, novel and patented methods and technologies of InNexus.  InNexus is headquartered in British Columbia, Canada and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus please visit www.innexusbiotech.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

“ALTON C. MORGAN”

Dr. A. Charles Morgan

President & CEO

Investor Relations:

Toll-free: 1-866-990-8382 or 1-888-271-0788

investor@innexusbiotech.com

The TSX Venture Exchange does not accept responsibil i ty for the adequacy or accuracy of this release ..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNEXUS BIOTECHNOLOGY, INC.

Date   July 18, 2005

By:     /s/ Stuart Rogers

Stuart Rogers

Director